Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2015

($000’s)

9/30/2015
Assets
Cash and Balances Due From Depository Institutions	$10,415,443
Securities	104,656,800
Federal Funds	100,570
Loans & Lease Financing Receivables	254,216,913
Fixed Assets	4,639,396
Intangible Assets	12,997,753
Other Assets	23,862,998

Total Assets	$410,889,873

Liabilities
Deposits	$305,185,303
Fed Funds	1,491,858
Treasury Demand Notes	0
Trading Liabilities	1,227,900
Other Borrowed Money	45,698,345
Acceptances	0
Subordinated Notes and Debentures	3,150,000
Other Liabilities	11,782,630

Total Liabilities	$368,536,036

Equity
Common and Preferred Stock	18,200
Surplus	14,266,400
Undivided Profits	27,210,891
Minority Interest in Subsidiaries	858,346

Total Equity Capital	$42,353,837

Total Liabilities and Equity Capital	$410,889,873

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